                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                             KLEENAIR SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    498487206
                                 (CUSIP Number)

   MATTHEW C. FRAGNER, 333 S. GRAND AVENUE, SUITE 3030, LOS ANGELES, CA 90071
                                 (213) 620-1610
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 7, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498487206

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            EcoLogic, LLC

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  X......................................................

            (b)  .......................................................

         3. SEC Use Only................................................

         4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            .................

         6. Citizenship or Place of Organization      CA



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
         7. Sole Voting Power...........................................

         8. Shared Voting Power    1,590,000

         9. Sole Dispositive Power......................................

        10. Shared Dispositive Power 1,590,000

        11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,000*

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            ...........

        13. Percent of Class Represented by Amount in Row (11)   25.8%**

        14. Type of Reporting Person (See Instructions)
            00

            * Beneficial ownerhisp reported in this Sechedule 13D in all cases includes 1,000,000 shares of Common Stock that may be issued in connecion with the exercise of certain warrants exercisable within 60 days of the date of this filing.

            ** Such percent of class reported in this Schedule 13D in all cases includes the addition of 1,000,000 shares of Common Stock (that may be issued in connection with the exercise of certain warrants exercisable within 60 days of the date of this filing) to the number of shares believed to be outstanding.

CUSIP No. 498487206

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Matthew C. Fragner

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  X......................................................
            (b)  .......................................................

         3. SEC Use Only
                 .......................................................

         4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            .................

         6. Citizenship or Place of Organization    USA



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
         7. Sole Voting Power...........................................

         8. Shared Voting Power    1,590,000

         9. Sole Dispositive Power......................................

        10. Shared Dispositive Power 1,590,000

        11. Aggregate Amount Beneficially Owned by Each Reporting Person
            1,590,000

        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            ...........
        13. Percent of Class Represented by Amount in Row (11)   25.8%

        14. Type of Reporting Person (See Instructions)
            IN

CUSIP No. 498487206

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Phillip Roberts

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  X......................................................
            (b)  .......................................................

         3. SEC Use Only................................................

         4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            .................

         6. Citizenship or Place of Organization    USA



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
         7. Sole Voting Power...........................................

         8. Shared Voting Power    1,590,000

         9. Sole Dispositive Power......................................

         10. Shared Dispositive Power     1,590,000

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,000

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             ...........

         13. Percent of Class Represented by Amount in Row (11)   25.8%

         14. Type of Reporting Person (See Instructions)
             IN

CUSIP No. 498487206

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Citadel Capital Management Corporation

         2. Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)  X......................................................
            (b)  .......................................................

         3. SEC Use Only................................................

         4. Source of Funds (See Instructions) AF

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
            .................


         6. Citizenship or Place of Organization    NV



Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

          7. Sole Voting Power..........................................

          8. Shared Voting Power     1,590,000

          9. Sole Dispositive Power.....................................

         10. Shared Dispositive Power     1,590,000

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,000

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             ...........

         13. Percent of Class Represented by Amount in Row (11)   25.8%

         14. Type of Reporting Person (See Instructions)
             CO

CUSIP NO. 498487206
ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of KleenAir Systems, Inc. ("KAIR"). The principal executive office of KAIR is located at 36
E. Corniche Drive, Dana Point, CA 92629.

ITEM 2.  IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of
Schedule 13D and, where applicable, their respective places of organization, members, managers, directors, executive officers and controlling persons, and the information regarding them, are as follows:

         (a) Matthew C. Fragner ("MCF"), Phillip Roberts ("PR"), EcoLogic, LLC, a California limited liability company ("EcoLogic"), and Citadel Capital Management Corporation, a Nevada corporation ("CCMC"). The executive officers and directors of CCMC are:

                  Mary Osaki                Chairman of the Board and Director

                  Vernon Coleman            Chief Executive Officer and Director

                  Catherine Yup             Chief Operating Officer and Director

                  Michele G. Vergara        Chief Financial Officer and Director

                  William B. Wong           Secretary and Director.

         (b) The business address of MCF and EcoLogic is 333 South Grand Avenue, Suite 3030, Los Angeles, California 90071; the business address of PR, CCMC and each of the executive officers and directors of CCMC is 1128 Mission Street, South Pasadena, California 91030.

         (c) MCF and PR, and each of the executive officers and directors of CCMC, are employees of CCMC. MCF is Director of Investments and General Counsel of CCMC and PR is a senior business analyst of CCMC. The executive officers and directors of CCMC hold the positions set forth in subparagraph (a), above.

         (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         (f) MCF and PR, and each of the executive officers and directors of CMCC, are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

 PURCHASER                 SOURCE OF FUNDS                  AMOUNT
-------------             ------------------               --------
EcoLogic, LLC             Borrowed from CCMC               $250,000

Such loan accrues interest at the rate of 10 percent per annum and has a maturity of two years following the making of such loan. Interest and principal are payable at maturity. In the event that the warrants attached hereto as Exhibits B and C are exercised, the amount necessary to exercise such warrants will be loaned to EcoLogic from CCMC on similar terms.

ITEM 4.  PURPOSE OF TRANSACTION.

The sole purpose of the acquisition of the Stock reported herein was and is for investment. The reporting persons may buy or sell Stock in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof.

                           Aggregate
                           Beneficially
                           Owned                              Voting Power                       Dispositive Power
Name                       Number           Percent           Sole     Shared                    Sole     Shared
EcoLogic, LLC              1,590,000        25.8%             0        1,590,000                 0         1,590,000
Matthew C. Fragner         1,590,000        25.8%             0        1,590,000                 0         1,590,000
Phillip Roberts            1,590,000        25.8%             0        1,590,000                 0         1,590,000
CCMC                       1,590,000        25.8%             0        1,590,000                 0         1,590,000

The persons filing this statement effected no transactions in the Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the acquisition of the stock of KAIR pursuant to Exhibit A attached hereto, KAIR issued to EcoLogic two warrants to purchase shares of KAIR common stock (500,000 shares for each warrant), copies of which are attached as Exhibit B and Exhibit C, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stock and Warrant Purchase Agreement (Exhibit A).

         2. Warrant for 500,000 shares of common stock of KAIR (Exhibit B).

         3. Warrant for 500,000 shares of common stock of KAIR (Exhibit C).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 10, 2000




EcoLogic, LLC
By:  /s/ Matthew C. Fragner
   ---------------------------
   Matthew C. Fragner, Manager

/s/ Matthew C. Fragner
-------------------------------
Matthew C. Fragner

/s/ Phillip Roberts
-------------------------------
Phillip Roberts

Citadel Capital Management Corporation

By: /s/ Catherine Yup
   ---------------------------





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.